BLIND SPIRITS LLC

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Members of
Blind Spirits LLC
Thousand Oaks, California

We have reviewed the accompanying financial statements of Blind Spirits LLC (the "Company,"), which comprise the balance sheets as of December 31, 2023, and December 31, 2022, and the related statements of operations, statements of members' equity (deficit), and cash flows for the year ending December 31, 2023, and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart Accountancy Corp.

November 5, 2024
Los Angeles, California

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	157,839	$	88,811
Inventory		44,134		44,434
Total Current Assets		**201,973**		**133,245**
Property and Equipment, net		46,739		44,468
Intangible Assets		16,530		17,907
Right-of-Use Asset		21,743		-
Total Assets	$	**286,984**	$	**195,620**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Credit Cards	$	3,649	$	6,223
Related Party Loans		25,000		25,000
Deferred Revenue		102,053		36,215
Lease Liability, current portion		17,307		-
Other Current Liabilities		10,375		3,972
Total Current Liabilities		**158,385**		**71,410**
Lease Liability, net of current portion		4,436		-
Total Liabilities		**162,820**		**71,410**
MEMBERS' EQUITY				
Members' Equity		124,163		124,211
Total Members' Equity		**124,163**		**124,211**
Total Liabilities and Members' Equity	$	**286,984**	$	**195,620**

See accompanying notes to financial statements.

BLIND SPIRITS LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For The Year Ended December 31,	**2023**	**2022**
(USD $ in Dollars)		
Net Revenue	$ 520,158	$ 173,888
Cost of Goods Sold	319,870	113,311
Gross Profit	**200,288**	**60,577**
Operating Expenses		
General and Administrative	91,342	55,808
Selling and Marketing	106,971	47,930
Total Operating Expenses	**198,314**	**103,738**
Net Operating Income/(Loss)	**1,974**	**(43,160)**
Interest Expense	2,021	-
Other Income	-	(2,913)
Loss Before Provision for Income Taxes	**(47)**	**(40,247)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (47)**	**$ (40,247)**

See accompanying notes to financial statements.

(USD $ in Dollars)	Members' Equity
Balance—December 31, 2021	$ 164,458
Net Loss	(40,247)
Balance—December 31, 2022	$ 124,211
Net Loss	(47)
Balance—December 31, 2023	$ 124,163

See accompanying notes to financial statements.

BLIND SPIRITS LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For The Year Ended December 31,	**2023**	**2022**
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (47)	$ (40,247)
Adjustments to Reconcile Net loss to Net Cash Provided by Operating Activities		
Depreciation of Property	13,730	10,530
Amortization of Intangibles Assets	1,377	1,377
Changes in Operating Assets and Liabilities:		
Inventory	300	(300)
Deferred Revenue	65,838	36,215
Credit Cards	(2,574)	1,092
Other Current Liabilities	6,403	3,972
Net Cash Provided by Operating Activities	**85,028**	**12,638**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	(16,000)	-
Net Cash Used in Investing Activities	**(16,000)**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowing on Shareholder Loans	-	25,000
Net Cash Provided by Financing Activities	**-**	**25,000**
Change in Cash & Cash Equivalents	**69,028**	**37,638**
Cash & Cash Equivalents —Beginning of The Year	88,811	51,172
Cash & Cash Equivalents—End of The Year	**$ 157,839**	**$ 88,811**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ 2,021	$ -

See accompanying notes to financial statements.

1.   NATURE OF OPERATION

Blind Spirits LLC was organized on January 3, 2021, in the State of California. The financial statements of Blind Spirits LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Thousand Oaks, California.

We are a Blind Whiskey Tasting company that offers tasting kits and subscriptions to US adults over the age of 21. Our blind tastings feature small American craft distilleries in a blind tasting. Members and recipients of tasting kits have the option to purchase full bottles. We also sell merchandise in the form of t-shirts, hats, and tasting glasses.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023, and 2022, the Company's cash & cash equivalents did not exceed FDIC-insured limits.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash and cash equivalents. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Inventories

Inventories are valued at the lower of cost or net realizable value. Inventories include costs for ingredients and finished goods, which are determined using a FIFO (first-in-first-out) method.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Furniture & Equipment	5 years
Leasehold Improvements	10 years

Intangibles

Intangible assets include Liquor License, which is amortized on a straight-line basis over their estimated useful lives.

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2023 and 2022.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- In-store Sales: Revenue is recognized at point-in-time when customer takes possession of the goods.
- Online Sales: Revenue is recognized at point-in-time when the goods are delivered to the customer.
- Wholesale Transactions: Revenue is recognized at point-in-time when the goods are shipped or delivered to the wholesale customer.

Cost of Sales

Cost of sales includes the cost of supplies and materials, shipping and other variable and fixed overheads.

Income Taxes

The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Leases

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from the use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Certain leases contain escalation clauses, which are factored into the right-of-use asset where appropriate. Lease expense for minimum lease payments is recognized on straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $106,971 and $47,930, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 5, 2024, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following:

As of December 31,	2023	2022
Gift Cards Liability	8,306	2,400
Sales Tax Liability	2,070	1,572
Total Other Current Liabilities	$ 10,375	$ 3,972

4. INVENTORY

Inventory consists of the following:

As of December 31,	2023	2022
Finished Goods	44,134	44,434
Total Inventory	$ 44,134	$ 44,434

5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2023	2022
Furniture & Equipment	$ 66,299	$ 50,299
Leasehold Improvements	4,699	4,699
Property and Equipment, at cost	70,998	54,998
Accumulated Depreciation	(24,259)	(10,530)
Property and Equipment, net	$ 46,739	$ 44,468

Depreciation expenses for the years ended December 31, 2023 and 2022 were $13,730 and $10,530, respectively.

6. INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,	2023	2022
Liquor License	$ 20,662	20,662
Intangible Assets, at cost	20,662	20,662
Accumulated Amortization	(4,132)	(2,755)
Intangible Assets, net	$ 16,530	$ 17,907

Amortization expenses for the years ended December 31, 2023 and 2022 were $1,377 and $1,377, respectively.

Estimated annual amortization expense subsequent to December 31, 2023, is as follows:

Period	Amortization Expense
2024	$ 1,377
2025	1,377
2026	1,377
2027	1,377
Thereafter	11,020
Total	**$ 16,530**

7.   LEASES

The Company has one operating lease for business premises, the Company's lease has a term maturing through 2025. Monthly payments range from $1,514 to $1,559 and contain escalation clauses. Rent expense is recorded on a straight-line basis over the lease term.

The weighted average remaining lease term for the operating lease as of December 31, 2023, was 1.25 years.

The weighted average discount rate for operating leases as of December 31, 2023, was 10.0%.

Minimum future lease payments under non-cancellable operating leases as of December 31, 2023, are as follows:

As of December 31,	2023
2024	$ 18,573
2025	4,677
2026	-
2027	-
Thereafter	-
Present Value Discount	(1,507)
Total	**$ 21,743**

8.   DEBT

Related Party Loans

During the years presented, the Company borrowed money from the owners. The details of the loans from the owners are as follows:

					As of December 2023			As of December 2022		
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Current Portion	Total Indebtedness
Robert DeMars	$ 25,000	Not Set	Fiscal Year 2022	No set maturity	25,000	-	$ 25,000	$ 25,000	$ -	25,000
Total					**$ 25,000**	**$ -**	**$ 25,000**	**$ 25,000**	**$ -**	**$ 25,000**

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified under current liabilities.

9.   MEMBERS' EQUITY

The ownership percentages of the members as of December 31, 2023 are as follows:

Member's Name	Ownership Percentage
Robert B. DeMars	60.0%
Michael Speakman	8.0%
Robert A. DeMars	5.0%
JBBRE, INC.	5.0%
Roy Antelyes	4.0%
Josh Greenbaum	3.0%
Christian Ridout	3.0%
Others	12.0%
TOTAL	**100.0%**

10.   CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or loss of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2023, and December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11.   RELATED PARTY TRANSACTIONS

In 2022, the Company borrowed money from its founder and CEO, Robert DeMars, in a total amount of $25,000. This loan is interest-free and has no set maturity date. As of December 31, 2023, and December 31, 2022, the outstanding amount of this loan was $25,000 and $25,000, respectively.

12.   SUBSEQUENT EVENTS

On August 28, 2024, the Company entered into a new lease agreement with Westlake Village Industrial Park, LLC, a Delaware limited liability company, for the rental of premises. The lease term is three (3) years, commencing on December 1, 2024, and ending on November 30, 2027. The base rent is set at $4,165 per month and is payable on the 1st day of each month, starting December 1, 2024.

The Company is in the process of raising funds on a crowdfunding platform, where potential investors will receive membership units in exchange for their investment.